MICHAEL KORS HOLDINGS LIMITED
c/o Michael Kors Limited
Unit 1902, 19/F, Tower 6
The Gateway, Harbour City
Tsim Sha Tsui, Kowloon, Hong Kong

October 3, 2013

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549
Attn: Tia L. Jenkins

Re:        Michael Kors Holdings Limited
Response to Comment Letter, dated September 25, 2013, to
Form 10-K for the Fiscal Year Ended March 30, 2013
Filed May 29, 2013 (File No. 001-35368)

Ladies and Gentlemen:

On behalf of Michael Kors Holdings Limited (the “Company”), below please find responses from the Company to comments received from the Staff of the U.S. Securities and Exchange Commission on September 25, 2013 to the Company’s Form 10-K for the fiscal year ended March 30, 2013 (File No. 001-35368), filed with the Commission on May 29, 2013.  The discussion below is presented in the order of the numbered comments in the comment letter.

Form 10-K for the Fiscal Year Ended March 30, 2013

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

1.	Please confirm in future filings that you will provide the disclosure required by Item 201(d) of Regulation S-K or advise.

Response to Comment 1:  The Company confirms that it will provide the disclosure required by Item 201(d) of Regulation S-K in future filings either in its Form 10-K or by incorporating by reference such disclosure from its Definitive Proxy Statement filed not later than 120 days after the end of the fiscal year covered by the Form 10-K.

U.S. Securities and Exchange Commission
October 3, 2013

Management’s Discussion and Analysis, page 22

Certain Relationships and Related Person Transactions, page 26

2.
The disclosure on page 27 addressing your Far East Licensing Agreements indicates that you “waived the royalty on all net sales of licensed products” for the periods prior to April 1, 2013.  Please advise us of the dollar amount of the royalties waived.  In addition, confirm that you will provide the disclosure requested by Item 404(a)(4) of Regulation S-K regarding the dollar value of each related party’s interest in the Far East Licensing Agreements in future filings, and provide us with draft disclosure based on the year-ended March 30, 2013.

Response to Comment 2:  The Company advises the Commission that the dollar amount of royalties waived under the Far East Licensing Agreements for periods prior to April 1, 2013 was $53,264 for the fiscal year ended March 31, 2012 and $343,813 for the fiscal year ended March 30, 2013.  In addition, in response to the Staff’s comment, the Company confirms that it will disclose in future filings that Sportswear Holdings Limited, Michael Kors and John D. Idol collectively own approximately 86% (or such updated figure as appropriate) of the ordinary shares of Michael Kors Far East Holdings Limited. Set forth below is a draft of such disclosure using data for the fiscal year ended March 30, 2013 (revisions underlined):

Sportswear Holdings Limited, Michael Kors and John D. Idol collectively own approximately 86% of the ordinary shares of Michael Kors Far East Holdings Limited (“Far East Holdings”). We have entered into agreements (the “Far East Licensing Agreements”) with certain subsidiaries of Far East Holdings (the “Licensees”) pursuant to which the Licensees have certain exclusive rights within China, Hong Kong, Macau and Taiwan, and rights of first refusal to expand to other territories across Asia, to import, sell, advertise and promote apparel, footwear and accessories, excluding eyewear, watches and fragrance and personal care products, and to own and operate free-standing retail stores bearing our “Michael Kors,” “MICHAEL Michael Kors” and “KORS Michael Kors” trademarks. The Far East Licensing Agreements expire on March 31, 2041, and we may terminate them at certain intervals if certain minimum sale benchmarks are not met. Pursuant to the Far East Licensing Agreements, we waived the royalty on all net sales of licensed products by the Licensees prior to April 1, 2013. The royalty waived on net sales of licensed products for fiscal 2013 was $343,813.

General Definitions for Operating Results, page 28

3.
We note that you record your warehousing and distribution costs, rent for your distribution centers, store payroll, and store occupancy costs in sales, general and administrative expenses as opposed to cost of goods sold.  Please disclose that your gross profit may not be comparable to those of other entities since some entities may include all or some component of these costs in cost of goods sold and others like you exclude them from gross profit.

U.S. Securities and Exchange Commission
October 3, 2013

Response to Comment 3: The Company will disclose in future filings that its gross profit may not be comparable to those of other entities since some entities may include all or some component of these costs in costs of goods sold and other entities (like the Company) may exclude them from gross profit. Set forth below is the Company’s revised definition of Cost of goods sold to be included in Management’s Discussion and Analysis in future filings (revisions underlined):

Cost of goods sold includes the cost of inventory sold, freight-in on merchandise and foreign currency exchange gains/losses related to forward contracts for purchase commitments.  All retail store operating and occupancy costs, as well as warehouse and distribution costs, are included in Selling, general and administrative expenses (see below), and as a result our cost of goods sold may not be comparable to that of other entities that have chosen to include some or all of those expenses as a component of their cost of goods sold.

Property and Equipment, page 51

4.
You disclose on page 21 of MD&A the number of retail stores operating at March 31, 2013 was 304, an increase of 67 stores from 237 stores operated at March 31, 2012.  We further note that in the Q1 2014 earnings conference call you state that you are on track to open a significant number of new stores in fiscal 2014 including another 50 stores in North America and another 7 stores in Japan.  In consideration of these activities please provide us with your policy for the accounting of start-up or store pre-opening costs with details sufficient to understand the types of costs that you consider to be start-up costs under FASB ASC Section 720-15.  Please confirm that you will include disclosure of this policy in future filings.

Response to Comment 4: In accordance with the guidance as set forth in ASC 720-15, store pre-opening costs are expensed as incurred.  Such costs relate to advertising, payroll and any pre-opening promotional events in advance of the store opening. Such expenses are charged to Selling, general and administrative expenses.  The Company will include its policy on pre-opening costs, as provided below, in its future filings:

Store Pre-opening Costs—Costs associated with the opening of new retail stores and related start up activities are expensed as incurred.

* * * *
         The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission
October 3, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact me.

Sincerely,

/s/ Joseph B. Parsons

Joseph B. Parsons
Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer